HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 66013.4

May 31, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.

Amended Registration Statement on Form S-11, filed on May 13, 2005

Registration No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jonathan W. Trutter of the Company, dated May 27, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your May 27, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on May 13, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

We have indicated in our responses below which of the Staff's comments will be addressed in Amendment No. 3 to the Registration Statement.

General Comments

1.

Please note that we are continuing to review your supplemental response dated May 19, 2005 to the comment conveyed telephonically on May 12, 2005 relating to your analysis of how your portfolio as of March 31, 2005 satisfies the requirements to qualify for the exemption from registration requirements of the Investment Company Act of 1940 provided by Section 3(c)(5)(c).

RESPONSE:

We acknowledge the Staff’s comment.

2.

We note your response to prior comment 91. Supplementally, please provide us with a detailed analysis as to why your Rule 144A and Reg. D offerings on December 23, 2004, should not be integrated. Your analysis should include citations to relevant Commission rules and no-action letters and applicable case law.

RESPONSE:

In response to your comment requesting an analysis as to why the Company’s Rule 144A and Regulation D private offerings should not be integrated, we have conducted research in an effort to locate prior SEC interpretations or guidance or case law that clearly supports a conclusion that the Rule 144A offering and the Regulation D private placement should not be integrated. We have not located any specific authority to support the conclusion that the Rule 144A offering and the Regulation D private placement should not be integrated, other than (a) Preliminary Note 7 to Rule 144A itself, which states, “The fact that purchasers of securities from the issuer thereof may purchase such securities with a view to reselling such securities pursuant to this section will not affect the availability to such issuer of an exemption under Section 4(2) of the Act, or regulation D under the Act, from the registration requirements of the Act” and (b) Section (e) of Rule 144A, which states, “Offers and sales of securities pursuant to this rule shall be deemed not to affect the availability of any exemption or safe harbor relating to any previous or subsequent offer or sale of such securities by the issuer or any prior or subsequent holder thereof.” We respectfully submit that the answer to the question of whether the Rule 144A and Regulation D private offerings should be integrated does not have any implications with respect to the validity of the exemptions from registration on which the Company and the initial purchasers in the Rule 144A offering and the concurrent Regulation D private placement relied. Each of the transactions completed on December 23, 2004, was eligible for one or more exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and none of the transactions, individually, or taken together, involved any public offering. The transactions at issue are as follows:

On December 23, 2004, the Company completed the following transactions:

    (a)        sold 18,991,664 shares of its common stock to a group of initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of these initial purchasers was a sophisticated accredited investor and the issuance and sale of these securities were made in a transaction not involving any public offering.

    (b)        each initial purchaser then immediately resold the shares of common stock it purchased to either “qualified institutional buyers” (as defined in Rule 144A(a)(1)) in reliance on the resale exemption provided in Rule 144A or to non-United States persons in reliance on the exemption provided in Regulation S. The offering and resale of these shares of common stock to qualified institutional buyers and non-United States persons in reliance on Rule 144A and Regulation S under the Securities Act did not involve any public offering.

    (c)        Concurrently with the transactions described in clauses (a) and (b) above, the Company completed a private placement of an additional 7,931,475 shares of its common stock to accredited investors only in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The initial purchasers in the Rule 144A and Regulation S offerings described above acted as placement agents for the Company with respect to this concurrent private placement.

We respectfully submit that, if these offerings were integrated or if the transaction had been structured differently as a single Regulation D private placement, the transaction would still be exempt from the registration requirements of the Securities Act by virtue of the fact that the securities were sold in a transaction not involving any public offering only to sophisticated investors comprised entirely of accredited investors, including qualified institutional buyers who also qualify as institutional accredited investors, and additional institutional and individual accredited investors. Moreover, the plain language of Preliminary Note 7 to Rule 144A and of Section (e) of Rule 144A support the view that offers and sales of securities in reliance on Rule 144A do not affect the issuer’s ability to rely on the exemptions provided by Section 4(2) of the Securities Act or Regulation D thereunder or Regulation S under the Securities Act with respect to any previous or subsequent offer or sale of such securities by the issuer.

3.	We note your response to prior comment 2 and reiterate our request for a copy of all correspondence between your underwriters and the NASD regarding this offering.
RESPONSE:

In response to the Staff’s comment, copies of all correspondence between the Company’s underwriters and the NASD will be delivered supplementally under separate cover.

4.

We note from your response to prior comment 3 that you have included disclosure regarding the purchase of securities issued by affiliates of the underwriters on pages 38 and 161. Please revise the summary to also include this information and revise your disclosure to quantify the percentage of your portfolio that has been purchased from affiliates of the underwriters.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 39-40 and 164-165 of Amendment No. 2.

Cover Page

5.

We note your revisions in response to prior comment 7 that asked you to limit the information to that required by Item 501. Please further revise to delete the last sentence in the third paragraph. We note your discussion in that sentence of the implications of your not being subject to federal income tax, unlike your taxable REIT subsidiary. However, a further discussion would be needed to explain that the income generated by your taxable REIT subsidiary need not be distributed to shareholders. A more complete discussion would not be appropriate for the cover page. See our Plain English Handbook available at www.sec.gov.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Summary, page 1

6.	Please make conforming changes to other sections of your prospectus, especially your business section, in response to the following comments on your summary.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the “Business” section and other parts of the prospectus, as appropriate.

7.

Please revise to eliminate duplicative disclosure from the summary. We note for example only, the disclosure regarding your asset classes on page 1 and page 8. For another example, we note duplicative disclosure throughout the summary about Deerfield Capital. In this connection, please omit the third and fourth sentences at the top of page 3. This information contained in these sentences is duplicative of information contained on pages 5 and 9.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section, as appropriate, and in particular on pages 1, 2, 7 and 74-78 of Amendment No. 2.

8.	Please revise to include an organizational chart depicting the RE1T, its subsidiaries, the Manager and the ownership interests of each entity.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 2.

Our Company, page 1

9.

We note your response to prior comment 15 and have the following additional comments. On page 2 you disclose that you are currently fully invested and that 93% of your portfolio consists of RMBS. In light of this, please make it clear on page 1 and throughout your prospectus that your portfolio is not currently “diversified;” that your portfolio, in its current form, does not balance interest rate or mark-to-market risk inherent in your RMBS investments, that your Manager lacks significant experience managing RMBS, if true; and that future dividends and capital appreciation are not guaranteed. In this regard, we direct your attention to the fourth sentence of the first paragraph and to the third paragraph. Also, please quantify here the portion of your current portfolio comprised of “alternative” investments (which appears, from page 2, to be 6.9%) and make it clear that you will never hold more than 20% of such investments due to REIT and 1940 Act restrictions.

RESPONSE:

In response to the Staff’s comment, the Company has substantially revised the disclosure on page 1 of Amendment No. 2 to

•	delete the word “diversified” in the third sentence in the first paragraph,

•	remove the fourth sentence of the first paragraph and the third and fourth paragraphs,

•	quantify on the table on page 2 the portion of the Company’s portfolio as of March 31, 2005 comprised of alternative investments, and

•	clarify that the Company’s current portfolio consists primarily of RMBS.

In addition, the Company has revised the disclosure on page 2 to clarify that the Company’s portfolio in its current form does not fully balance interest rate or mark-to-market risks inherent in RMBS investments and that future dividends and capital appreciation are not guaranteed. The Company supplementally advises the Staff that the Manager does not lack significant experience managing RMBS. As described on page 87, six of the Manager's key personnel have significant experience managing RMBS and, as of March 31, 2005, the Manager managed approximately $4.5 billion of real estate-related securities for the Company and other clients, substantially all of which were RMBS and CMBS. Thus the Company has not revised the disclosure in Amendment No. 2 to reflect this comment. The Company also has not revised the disclosure to state that the Company will never hold more than 20% of its total assets as alternative investments since certain alternative investments may constitute qualifying assets for purposes of the REIT and 1940 Act restrictions, although the Company has added additional disclosure to “Summary Risk Factors” on page 3 stating that approximately 80% of the Company’s total assets will likely be MBS. In addition, we have moved “Summary Risk Factors” to begin on page 2.

10.	Supplementally, please confirm that you have not to date experienced any default.
RESPONSE:

The Company supplementally advises the Staff that it has not, to date, experienced any default.

11.	We note your statement that in December 2004 you raised net proceeds of approximately $378.9 million. Please revise to disclose the initial purchasers in your December 2004 offering.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 75 of Amendment No. 2.

12.

We note your response to prior comment 17 that your portfolio does not contain a “large concentration” of RMBS backed by sub-prime residential mortgage loans. Supplementally, please tell us the amount of RMBS backed by sub-prime loans or disclose this information in a footnote.

RESPONSE:

The Company supplementally advises the Staff that as of March 31, 2005, none of the Company’s RMBS is backed by sub-prime residential mortgage loans.

13.

We note your response to prior comment 18. In the first full sentence on page 2, and on pages 5, 7, 73 and 75, please make it clear that not all of the assets managed by your Manager consist of MBS and, in your summary and on page 73, disclose the portion that does.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 75-76 of Amendment No. 2.

14.

We note that on page 1 you identify asset classes in which you intend to focus your investments. Please revise to include disclosure from your responses to prior comments 17, 26 and 67 that there are no limitations on the percentage of assets that you may invest in each of these asset classes.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 7 of Amendment No. 2.

Summary Risk Factors, page 3

15.	On page 4, please include a risk factor related to the possibility that you may, at some point, become subject to registration under the 1940 Act, based on your asset mix.
RESPONSE:

In response to the Staff’s comment, the Company has added risk factor disclosure to page 4 of Amendment No. 2.

16.	Please revise the last bullet point on page 3 to disclose that there is no limitations the amount to which you may leverage your investments.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 2.

Triarc Companies, Inc., page 5

17.	Please omit this disclosure. The relevance of this disclosure to this offering is not clear. Further, it is duplicative of disclosure found on page 74 and should not be highlighted in the summary.

RESPONSE:

In response to the Staff’s comment, the Company has removed the disclosure relating to Triarc Companies, Inc. from the “Summary” section.

Our Competitive Advantages, page 5

18.

We note from your response to prior comment 5 that you have chosen to retain disclosure of “competitive advantages” in your summary. Please disclose who your key competitors are. It appears to us that it would be difficult for investors to assess your “competitive advantages” without knowing who you are competing against. Also, for each subsection, please consider whether you in fact have an advantage over your competitors or are merely providing the same kind and level of services they are. Finally, please consider your current disclosure in light of the following:

•	Unique Business Model Seeks to Provide Attractive Risk-Adjusted Returns. Please provide us with supplemental support showing how your business model is “unique.”

•

Depth of Experience within Target Asset Classes. Please make it clear that your Manager’s experience with targeted investment classes will only extend to, at most, 20% of your portfolio, the bulk of which will (and indeed must) remain heavily weighted toward MBS.

•

Experienced Management Team and Extensive Relationships and Deal Flow. Here and on pages 9, 73, 74 and 90, we note your assertion that your Manager and Triarc will provide you with access to investments, “deal flow” or “deal-sourcing” opportunities, “financial sponsors, merger and acquisition advisory firms, investment banks, capital markets desks, lenders and other financial intermediaries.” On page 5 and 73, please identify the specific relationships or investments to which you are referring and disclose whether you have executed any sourcing agreements. Alternatively, you may omit this disclosure from your prospectus. Further, please tell us supplementally the basis of your belief that “few” of your competitors possess such relationships and disclose the ones that do. Finally, please balance with disclosure that your manager has no prior experience managing a REIT.

•

Investment Committee and Board of Directors. Please omit the reference to collective experience on pages 6 and 75. Are you aware that other REITs do not use such committees? If they do, please consider whether this constitutes a competitive advantage or merely a necessary function of operating a REIT.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 77 of Amendment No. 2 to retitle this section “Our Business Strengths” and has otherwise revised the disclosure to deemphasize competitive factors. With respect to the Staff’s first bullet point, the Company supplementally advises the Staff that it is not aware of any other REIT with the same investment model as the Company and that it does not believe there is any specific entity that competes with the Company in all of the asset classes in which the Company intends to invest. While the Company competes for investment opportunities in its targeted asset classes with a variety of companies, including other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, governmental bodies and other entities, the Company does not consider any particular entity to be a significant competitor. Therefore, the Company has not revised the disclosure in Amendment No. 2 with respect to this part of Staff’s comment. With respect to the Staff’s second bullet point, the Company supplementally advises the Staff that the Manager’s staff of investment professionals has significant experience in all asset classes in which the Company invests and, in particular, has significant experience investing in MBS as disclosed on page 87 of Amendment No. 2 under the caption “Portfolio Management Teams and Infrastructure Team” and as described in the Company’s response to Comment No. 9. Accordingly, the Company has not included disclosure that the Manager’s experience will extend to no more than 20% of the Company’s portfolio. With respect to the Staff’s third bullet point, the Company has revised the language under the heading “Extensive Relationships and Deal Flow” and supplementally advises the Staff that it has not executed any sourcing agreements. In addition, the Company has included disclosure that the Manager has no prior experience managing a REIT. With respect to the Staff’s fourth bullet point, the Company has revised the disclosure in Amendment No. 2 to remove the “Investment Committee and Board of Directors” disclosure.

Investment Process, page 9

19.

Please disclose here and on page 73 the number of full-time employees of the Manager that will be engaged in performing due diligence for your investments, in managing your assets and in assessing on an ongoing basis interest rate and prepayments trends. Please try to avoid, here, on page 73 and in your discussion of your Manager’s portfolio management and infrastructure resources, beginning on pages 82, the suggestion that all of your Manager’s employees will be working on matters related to you, unless true.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 76 of Amendment No. 2.

Credit Analysis and Structuring, page 10

20.

We note your response to prior comment 23 and your revised disclosure. Please revise to omit this prior performance information from the summary as well as from the disclosure on page 91. In this connection we note that less than 7% of your portfolio consists of bank loans, that you will at no point hold more than 20% of such “alternative loans,” that more than 90% of your portfolio consists of RMBS, which involve substantially different credit analyses, that your Manager is not experienced in this area, and that actual and future default rates could vary significantly from those suggested by your chart. Also, we note your disclosure regarding the amount of bank loans held by “pre-existing” structures and it is unclear whether your Manager was involved in analyzing the credit associated with these loans.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 2 to remove the prior performance information from the discussion of Credit Analysis and Structuring. Since the Company believes the prior performance information is relevant to the discussion of its bank loan portfolio, it has included the prior performance information on page 81 of Amendment No. 2 under the heading “Bank Loans and Related Derivatives.” The Company supplementally advises the Staff that, because some of the CDOs reflected in this table began investment operations before April 2000, Deerfield Capital was not involved in the initial analysis of the credit associated with those bank loans that were purchased by the CDOs before April 2000. However, the individuals on the Manager's Bank Loan Team, disclosed on page 87 of Amendment No. 2, were involved in the credit analysis for the loans purchased before April 2000 and for all of the loans identified in this prior performance information. Furthermore, since April 2000, Deerfield Capital has performed comprehensive credit analysis on all of the loans identified in this prior performance information.

Deerfield Capital Portfolio Management and Infrastructure Resources, page 10

21.	Please omit unsupported characterizations of your Manager.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to remove the disclosure under the heading “Deerfield Capital Portfolio Management and Infrastructure Resources” from the “Summary” and has revised the disclosure on page 85.

Resolution of Potential Conflicts of Interest . . . . page 12

22.

Please revise the title of this section here and on page 92 to make it clear that you are referring only to conflict in the allocation of investment opportunities, and not to the inherent conflicts of interest discussed on page 10.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 93 of Amendment No. 2.

Our Distribution Policy, page 14

23.

Please revise here and on page 47 to include disclosure that up to 20% of the value of your assets may consist of stock in a TRS, through which you will hold assets, and that the net income of such TRS is not required to be included in the amount that you will distribute to shareholders.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 50 of Amendment No. 2.

Operating and Regulatory Structure, page 14

24.

Please disclose the name and briefly describe the purpose of your operating subsidiary (referred to on page 63) and all of your TRSs here or on page 97. Supplementally, please tell us whether any parties affiliated with your Manager has an interest in any of these TRSs, other than by virtue of share ownership in you.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 99 of Amendment No. 2. The Company supplementally advises the Staff that it is not aware of any interest in any of the Company’s TRSs by any parties affiliated with the Manager, other than by virtue of their investment in the Company.

Restrictions on Ownership of Our Common Stock, page 15

25.

In order to make your disclosure more easily understood, both here and on page 18, please refrain from referring to Ross Financial as your “corporate investor” and W.A. Dart Foundation as your “foundation” investor. Instead, please refer to these entities by their proper names, explain how they are related, and explain briefly the purpose of their exemptions. Also, please disclose the positions held by Triarc (and its affiliates) and Deutsche Bank and explain briefly the purpose of their exemptions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 40, 42 and 126-127 of Amendment No. 2.

Risk Factors, page 20

Risks Related to Our Business, page 20

We are dependent on Deerfield . . ., page 20

26.	Please discuss risk, from page 66, that terminating your relationship with your Manager could also cause you to default under certain repurchase agreements, and quantify the amount at risk.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 2.

Loss of 1940 Act exemption . . . , page 27

27.

We note your response to prior comment 35. In the first sentence, please remove any suggestion that you are currently exempt from the Act. Also, please omit mitigating language regarding your expectation that your TRS will qualify for an exemption.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 27 and 99-100 of Amendment No. 2.

We may enter into warehouse agreements. . . , page 30

28.

Please disclose any amounts at risk in connection with warehouse agreements supporting your investments in CDOs, including the Pinetree CDO. Also, please create a separate risk factor addressing amounts at risk in connection with your repurchase agreements.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 2.

We have relationships with certain of our underwriters . . . , page 38

29.

Please be more specific about the value of non-agency securities purchased by you from underwriter affiliates, quantify here and on page 161 the percentage of your portfolio this represents, and identify those affiliates. Please also include this information in your summary risk factor on page 4. Further, please identify underwriter affiliates that currently hold stock in you. Finally, please disclose in this risk factor all of the other transactions with underwriter affiliates identified on page 161.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 39-40 and 164-165 of Amendment No. 2.

MD&A, page 53

Trends, page 54

30.	We note your response to prior comment 52 and have the following additional comments.
•

With respect to your belief that rising rates will lead to additional net income from current and future floating rate investments, please explain why such additional income would not be reduced by rising borrowing costs.

•

With respect to your belief that rising rates will lead to additional net income from future fixed rate investments, please explain why a portion of the anticipated spread would not be consumed by rising borrowing costs and why continued increases in borrowing costs would not begin to reduce the return on fixed rate investments.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 2.

Critical Accounting Policies, page 55

31.

Related to prior comment 54, it appears that the nature of assumptions for your prepayment model in determining interest income is subjective and highly uncertain. It also appears that these assumptions are susceptible to change. Please provide the readers with a quantitative analysis explaining the impact changes in the prepayment model assumptions could have on interest income. Refer to SEC Release 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2.

Financial Condition, page 59

Mortgage-Backed Securities, page 59

32.

We note that the average weighted cost of your portfolio in the first quarter was 101.6%, a premium to par. Please discuss what this suggests in terms of the relationship between the interest rates of loans underlying your MBS and prevailing market rates.

RESPONSE:

In response to the Staff's comment, the Company has revised the disclosure on pages 60-61 of Amendment No. 2.

33.

On page 60, please explain why you believe the fair value of your MBS has gone down temporarily and what this suggests in terms of the relationship between the interest rates of loans underlying your MBS and prevailing market rates.

RESPONSE:

In response to the Staff's comment, the Company has revised the disclosure on pages 60-61 of Amendment No. 2.

34.

Where relevant, please indicate what percentage of your portfolio, if any, consists of non-conforming loans or loans for property purchased primarily for investment. Also, please confirm supplementally that your MBS are not geographically concentrated in any way.

RESPONSE:

In response to the Staff's comment, the Company has revised the disclosure on pages 2, 61 and 74 of Amendment No. 2. In addition, the Company supplementally advises the Staff that no loans in its portfolio as of March 31, 2005 were for property purchased primarily for investment and confirms that its MBS are not geographically concentrated.

Equity Securities, page 61

35.

We note your response to prior comment 57. Supplementally, please tell us whether you have made any equity investments in entities affiliated with your Manager or control investments. If so, please identify the entities.

RESPONSE:

The Company supplementally advises the Staff that the Market Square CLO, Ltd. entity in which the Company invested $24 million in preference shares, is managed by Deerfield Capital.

Interest Receivable, page 61

36.	Please identify the asset(s) related to the receivable.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 2.

Hedging Instruments, page 61

37.

On page 62, please explain briefly why you have an unrealized gain of $17.8 million in your interest rate swap agreements, what this suggests about prevailing market rates of interest, and how this could change in the future.

RESPONSE:

In response to the Staff's comment, the Company has revised the disclosure on page 63 of Amendment No. 2.

Results of Operations, pages 63-65

REIT Taxable Income (Loss), pages 64-65

38.

We note your response to prior comment 60. Your revised disclosure that REIT taxable income (loss) is useful to investors because it directly relates to the distributions you have to make in order to avoid the payment of federal and state income taxes and/or retain REIT status still seems to address REIT taxable net loss as a liquidity measure and not as a measure of performance. If management does, in fact, provide REIT` taxable net loss as a measure of financial performance, revise your discussion of REIT taxable net loss to disclose the reasons why you believe that it provides relevant and meaningful information about your financial performance and how it may be useful to investors and management alike. Refer to Item 10(e) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 2 in order to further clarify that the Company uses REIT taxable income (loss) as a performance measure merely to demonstrate the minimum amount of distributions the Company must make in order to maintain its qualification as a REIT and avoid the payment of federal and state income taxes, but that the Company’s distribution policy is not otherwise closely related to REIT taxable income. The Company has moved the disclosure to the “Liquidity and Capital Resources” section on page 69 and noted that the Company’s obligation to distribute at least 90% of its REIT taxable income could impact the Company’s liquidity and capital resources.

Liquidity and Capital Resources, page 65

39.	Please restructure your discussion to focus on cash used in operating, financing and investment activities and indicate your current cash position. In doing so, please make the following revisions;
•

on page 66, please clarify what you mean where you state that one of your repurchase agreements restricts you from making distributions or incurring losses above 15% on a monthly basis, 25% on a quarterly basis, and 35% on an annual basis;

	•	at the top of page 67, please clarify what you mean by “short-term.” If you mean 12 months, please state this. Also, please quantify your excess leverage capacity at this time; and
	•	please discuss, as appropriate, net liabilities under hedging instruments and any additional liability for unsettled bank loans.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66-67 of Amendment No. 2. In addition, the Company has included disclosure on page 68 clarifying what it means by “short-term,” and on pages 68-69 regarding its general intent to borrow between eight and 12 times the amount of its equity and quantifying its leverage and its remaining borrowing capacity at March 31, 2005 and on pages 66-67 discussing net liabilities under hedging instruments and bank loans purchased both through a warehouse facility and that have not yet settled at the end of the quarter. The Company supplementally advises the Staff that pursuant to its subsequent agreemnt to increase the total amount of the bank loans in the Market Square CDO transaction to $300 million, it acquired approximately $100 million in additional bank loans held for sale subsequent to March 31, 2005.

Recent Developments, page 67

40.

Please clarify that the Market Square transaction is now closed (see page 81) and indicate the status of any liability you may have under your warehouse loan, including the guarantee to UBS (see page 62). Also, we note that you have referred to the Market Square transaction variously as a CDO and a CLO. Please explain the difference and ensure that your disclosure is consistent and accurately reflects your strategy of investing in both kinds of vehicles.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 69-70, 84 and 96 of Amendment No. 2 to clarify that the Market Square transaction closed in May 2005 and that the Company’s liabilities under the warehouse loan with the UBS affiliate have been discharged. The Company supplementally advises the Staff that it intends to invest in both “collateralized debt obligations” and “collateralized loan obligations.” CLOs are a subset of CDO transactions that are backed by loans. Since the Market Square transaction was a CLO, the Company had previously used both terms in its disclosure. To avoid confusion, the Company has revised the disclosure throughout Amendment No. 2 to refer to “CDOs” rather than “CLOs” except for references to the name of the Market Square CLO, Ltd. entity.

Business, page 72

41.	Where relevant, please indicate, from page 12, how often your board intends to conduct its “ periodic” reviews of your portfolio and investment guidelines.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 12, 78 and 119 of Amendment No. 2.

Policies with Respect to Certain Other Activities, page 97

42.	We note your response to prior comment 71. Supplementally, please tell us what loans to third parties you have made in the past and the purpose of these loans.
RESPONSE:

The Company supplementally advises the Staff that the Company makes loans to third parties in the ordinary course of business for investment purposes only as more particularly described under the captions “Bank Loans and Related Derivatives” and “Corporate Mezzanine Loans” on pages 80-82 of Amendment No. 2.

Staffing, page 99

43.

We note your response to prior comment 73 and hereby reissue the comment. If Mr. Armour is entirely dedicated to your business then it would appear to us that any compensation he receives from your Manager would be for services rendered to you.

RESPONSE:

The Company respectfully submits that, while Mr. Armour may be exclusively dedicated to the Company’s operations in accordance with the terms of the Management Agreement between the Company and the Manager, the Company has no discretion to determine or influence Mr. Armour’s compensation. The Company pays to the Manager management fees in accordance with the terms of the Management Agreement and does not separately compensate any of its officers. The Management Agreement has been disclosed in accordance with Item 404 of Regulation S-K under the section “Certain Relationships and Related Transactions” and elsewhere in Amendment No. 2. The primary purpose of the Management Agreement is not to provide compensation to Mr. Armour or any other officer of the Company, but rather to compensate the Manager for the services it provides in the day-to-day management of the Company. The Manager has the sole and exclusive right to determine the compensation of its employees and to hire and fire its employees. In accordance with Item 402(a)(5), since the Management Agreement is disclosed in response to Item 404, the Company does not believe that Mr. Armour’s compensation is required to be reported under Item 402 of Regulation S-K.

Conflicts of Interest in Our Relationships with Deerfield Capital, page 115

44.

We note your response to prior comment 66 but were unable to locate disclosure called for by Item 25 of Form S-11. Please direct us supplementally to or revise your prospectus to include disclosure of your policy regarding the ability of your Manager’s officers, director and employees to take individual interests in investments related to you, or to conduct business similar to yours for their own account.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure on pages 12, 114 and 118 of Amendment No. 2 to supplement the disclosure on those pages and on page 107 under the heading “Code of Business Conduct and Ethics.”

Certain Relationships and Related Transactions, page 120

45.	Please describe and quantify all compensation paid to your manager in the last fiscal year. We note in this regard compensation-related expenses of $255,000, from page 52.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 2.

Description of Capital Stock, page 122

Restrictions on Ownership and Transfer, page 123

46.

We note that you intend to obtain a legal opinion regarding reducing Ross Financial’s ownership interest and increasing the allowable interest that may be held by W.A. Dart Foundation, a Ross affiliate, and the rest of your shareholders, following the close of his offering. Please indicate whether this legal opinion will be obtained prior to closing, provide it to us supplementally, and indicate whether either your REIT or tax opinion will be relying in any way on it. If so, please attach it as an exhibit to your registration statement and revise your expert disclosure, as needed.

RESPONSE:

The Company will supplementally provide to the Staff a draft of the legal opinion proposed to be delivered in connection with the change in the ownership limits under separate cover. Such opinion would not be formally delivered until after the closing of the offering. The REIT tax opinion of Hunton & Williams LLP to be filed as Exhibit 8.1 to the Registration Statement, a draft of which was supplementally provided to the Staff concurrently with the filing of Amendment No. 1, will not rely on the ownership limit opinion in any way. For these reasons, the Company does not believe it is appropriate to file such opinion as an exhibit to the Registration Statement.

Underwriting, page 157

47.

On page 161, please identify all affiliates with specificity. Also, please be specific about the amount of non-agency securities purchased to date. Finally, please quantify the fees paid to UBS for the Market Square and Pinetree transactions and the fees paid to CSFB and Deutsche Bank for the December 2004 private placement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 39-40 and 164-165 of Amendment No. 2.

48.

We note your response to prior comment 87. Please send us the materials as soon as they are ready. We may have additional comments. Also, please disclose on page 158 the percentage of shares being reserved for your directed share program. Disclose whether the shares are subject to lock-up agreements and, if so, briefly describe the lock-up agreements and include a form of lock-up as an exhibit to this registration statement. Supplementally, please:

•

give us some idea of how many people you expect to solicit through this program, identify any participants affiliated with a broker-dealer, and consider whether additional disclosure of Item 404 of Reg. S-K will be required;

•	tell us the settlement date and describe what happens if funds are not received by the settlement date;
•	provide us with a complete list of items to be included in the package sent to investors;
•	tell us where participants will acknowledge that no offer to buy may be accepted until the registration statement is declared effective, and that an indication of interest is not binding; and
•	tell us when the investor will receive a copy of the prospectus meeting the requirements of Section 10 of the Securities Act.
RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that there will not be a directed share program. Accordingly, the Company has removed all references to a directed share program from Amendment No. 2.

Condensed Consolidated Statement of Cash Flows, page F-5

49.

Please revise your statement of cash flows to classify activities related to your trading securities and loans held far sale as operating activities. Refer to paragraph 18 of SFAS 115 and paragraph 9 of SFAS 102.

RESPONSE:

In response to the Staff’s comment, the Company has revised the statement of cash flows and inserted a restatement footnote.

Notes to Financial Statements (three months ended March 31, 2005 and year ended December 31, 2004)

Note 2-Accounting Policies

Securities, pages F-6-7 and pages F-23 - F-24

50.

We note your response to prior comment 94. The fact that you classify the majority of your investments as available for sale seems inconsistent with the statement that you “plan to hold a majority of investments to maturity.” Please revise to reconcile this inconsistency in your disclosure and provide a more detailed description of your methodology for deciding whether to classify securities as available for sale or hold to maturity under SFAS 115.

RESPONSE:

In response to the Staff’s comment, the Company has revised the policy disclosure on pages F-7 and F-24 of Amendment No. 2 to clarify that it plans to hold its securities for an indefinite period of time which may be until maturity.   Classifying these securities as available for sale is consistent with Paragraph 9 of SFAS 115.

51.

We note your response to prior comment 95 and your reference to the scope exception in paragraph 5e.(1) of EITF 99-20. Supplementally, please confirm that you also qualify for part (2) of this scope exception.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that it has carefully considered both exception criteria listed in paragraph 5(e) of EITF 99-20 and confirms that its available for sale portfolio currently meets both the requirements listed, as in addition to being of high credit quality, the securities in our mortgage portfolio cannot contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment in that the issuer is contractually required to repay the stated par value of the security regardless of prepayment speeds.

Note 8-Capital Stock and Earnings Per Share, pages F-12 - 13

Note 6 - Capital Stock and Net Loss Per Share, pages F-28 - 29

52.

We note your response to comment 97. We are sill unclear as to why you used a 13.8 percent dividend yield for your Black-Scholes option pricing model. In your response, please explain why you believe that the dividend as a percentage of book value per share should be used instead of your peers’ dividend yield. Additionally, please advise us how your calculation is consistent with the guidance in paragraph 287 of SFAS 123 that would require you to include your historical yield in calculating the average.

RESPONSE:

The Company supplementally advises the Staff that, at the grant date of the stock-based compensation, it had recently completed an initial sale of its common stock at a price of $15.00 before fees and expenses. As a result, the “book value” and “market value” of the Company’s common stock were materially the same. The Company’s peers’ dividend yield is based on market value of their common stock, and the comparable peer group had various differences between the book value and market value of its common stock unique to the peer group that was not representative of the Company. As a result, the Company determined that since the value of the Company’s common stock was known, yield should be reflective of expected economic performance of the Company, as supported by its internal cash flow projections and observable comparable peer group dividend distributions. The Company’s projected dividend yield based on internal cash flow projections and the Company’s market price was closely correlated to that of the comparable peer group. Paragraph 287 of SFAS 123 indicates, in part, that “…an emerging entity with no history of paying dividends might expect to begin paying dividends…[These] entities may use an average of the past dividend yield (0%) and the mean dividend yield of an appropriately comparable peer group.” The Company is organized as a REIT, which requires that dividends be declared and paid to shareholders equal to at least 90% of its taxable net income in order to maintain its tax status as a REIT and as a result, a dividend yield of 0% is impractical and would result in a misleading indication of yield. The Company knew that it would be declaring significant dividends immediately upon formation based on the cash flows of its investment portfolio and its intent to fully distribute its taxable earnings. As a result, the Company determined that, since the assets of the Company would be fully deployed in a few months from inception, the lower yield at inception did not have a material impact on the calculation of average expected yield over the life of the stock-based compensation, based on the evidence available. This calculation resulted in a weighted average yield which the Company believes is an accurate estimate of the yield of the Company, and an accurate representation of the underlying performance and related distributions of the Company based on its market value. As of the date of this letter, the performance of the Company is on track with its original estimates of underlying performance and related dividend distributions.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky